Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

June 28, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re: Lincoln Benefit Life Insurance Company (the “Company” or the “Depositor”)
Lincoln Benefit Life Variable Life Account (the “Separate Account”)
Investor’s Select Variable Universal Life Insurance Policies (the “Policies”)
Request for Withdrawal of Post-Effective Amendment No. 38 to the Registration Statement
on Form N-6 of the Policies (File No. 033-67386)

Ladies and Gentlemen:

This letter is to request the withdrawal, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), of Post-Effective Amendment No. 38 (the “Amendment”) (Accession No. 0000910739-23-000082) to the Registration Statement on Form N-6 for the Policies, which was filed via EDGAR on April 28, 2023.

The withdrawal is being requested in order to amend Exhibit 30(n)(1), Consent of Independent Registered Public Accounting Firm, to reflect the consent date of April 28, 2023. The previous version reflected a consent date of March 28, 2023.

The Amendment was subsequently re-filed with the Securities and Exchange Commission (“SEC”) via EDGAR on June 28, 2023 under Accession No. 0000910739-23-000109.

Based upon the foregoing, the Company respectfully requests that the SEC accept this application for withdrawal of the Amendment filed on April 28, 2023. The Policies are no longer offered for sale, and no securities were sold in connection with the Amendment.

No fees are required in connection with this filing.

Questions and comments concerning the above may be directed to Erik Braun at 312-824-6394.

Very truly yours,

/s/ Erik Braun
Erik Braun